

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

VIA U.S. MAIL

Duffield Milkie, Esq.
Vice President and General Counsel
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

> Re: **Cedar Fair, L.P.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed April 12, 2011**
> **File No. 333-172773**

Dear Mr. Mikie:

We have reviewed your response to our letter dated March 25, 2011 and have the following additional comment.

Exhibit 5.4

1. We note your response to prior comment 4 and reissue in part. Please have counsel remove the limitation on reliance in the penultimate paragraph on page 3.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via facsimile (212) 455-2502
Risë B. Norman, Esq.
Simpson Thacher & Bartlett LLP